UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 6)*

                                REFLECTONE, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   758 657 100
                                 (CUSIP Number)

                              Harvey Goldman, Esq.
                            Steel Hector & Davis LLP
                          200 South Biscayne Boulevard
                                   Suite 4000
                              Miami, Florida 33131
                                 (305) 577-7000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 13, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       THIS DOCUMENT CONSISTS OF 42 PAGES.

                                  SCHEDULE 13D

CUSIP NO. 758 657 100                                        Page 2 of 41 Pages


     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             British Aerospace Public Limited Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             WC

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England

          NUMBER OF        7      SOLE VOTING POWER
           SHARES                 None
        BENEFICIALLY       8      SHARED VOTING POWER
          OWNED BY                1,953,261 shares of Common Stock (see Item 5)
            EACH           9      SOLE DISPOSITIVE POWER
          REPORTING               None
           PERSON          10     SHARED DISPOSITIVE POWER
            WITH                  1,953,261 shares of Common Stock (see Item 5)


    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,953,261 shares of Common Stock (see Item 5)

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*              [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.7% (see Item 5)

    14       TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
                                  SCHEDULE 13D

CUSIP NO. 758 657 100                                        Page 3 of 41 Pages


     1       NAME OF REPORT PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             British Aerospace Holdings, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
     3       SEC USE ONLY

     4       SOURCE OF FUNDS*

             AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

          NUMBER OF       7      SOLE VOTING POWER
           SHARES                1,953,261 shares of Common Stock (see Item 5)
        BENEFICIALLY      8      SHARED VOTING POWER
          OWNED BY               None
            EACH          9      SOLE DISPOSITIVE POWER
          REPORTING              1,953,261 shares of Common Stock (see Item 5)
           PERSON         10     SHARED DISPOSITIVE POWER
            WITH                 None

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,953,261 shares of Common Stock (see Item 5)

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*              [ ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             56.7% (see Item 5)

    14       TYPE OF REPORTING PERSON*

             CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                (AMENDMENT NO. 6)


Item 1.           SECURITY AND ISSUER.

                  This Amendment No. 6 to Schedule 13D (the "Statement") relates to the Common Stock, par value $.10 per share ("Common Stock"), of Reflectone, Inc. ("Reflectone" or the "Issuer"). The principal executive offices of Reflectone are located at 4908 Tampa West Boulevard, Tampa, Florida 33634-2481.

Item 2.           IDENTITY AND BACKGROUND.

                  This Amendment No. 6 to Schedule 13D is filed by British Aerospace Public Limited Company ("Parent"), an English corporation and British Aerospace Holdings, Inc. ("Holdings"), a Delaware corporation and wholly-owned subsidiary of Parent. Parent and Holdings are sometimes collectively referred to herein as the "Reporting Persons."

                  Reference is made to Item 2 of the Statement as amended by Amendment No. 5 to the Statement, filed February 19, 1997.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Reference is made to Item 3 of the Statement as amended by Amendment No. 5 to the Statement, filed February 19, 1997. The text of Item 3 is hereby amended as follows.

                  Pursuant to the Merger Agreement (as defined under Item 6 of this Amendment No. 6), upon consummation of the Merger (as defined in Item 6 of this Amendment No. 6), the Reporting Persons will acquire through the Merger all of the outstanding shares of Common Stock of Reflectone not already owned by them for $24.00 per share. As of the date hereof, there are 1,488,733 outstanding shares of Common Stock of Reflectone not owned by the Reporting Persons and therefore, it is currently expected that approximately $35,730,000 will be required to pay the Merger Consideration (as defined in the Merger Agreement). In addition, holders of options to purchase Common Stock of Reflectone will be entitled to receive the Option Consideration (as defined in the Merger Agreement). It is currently expected that approximately $3,350,000 will be required to pay the Option Consideration. Holdings will obtain cash from Parent to pay the Merger Consideration and the Option Consideration.

Item 4.           PURPOSE OF TRANSACTION.

                   Reference is made to Item 4 of the Statement as amended by Amendment No. 5 to the Statement, filed February 19, 1997. The text of Item 4 is hereby amended as follows.

                  The purpose of the Merger is for the Reporting Persons to acquire through the Merger all of the outstanding shares of Common Stock of Reflectone not already owned by them. Following the consummation of the Merger, the surviving corporation will cease to be quoted on the Nasdaq National Market.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Reference is made to Item 5 of the Statement as amended by Amendment No. 5 to the Statement, filed February 19, 1997. The text of Item 5 is hereby amended as follows.

                  Pursuant to the terms of the Merger Agreement, the Reporting Persons have the right to acquire 1,488,733 shares of Common Stock of Reflectone, which constitute all of the outstanding shares of Common Stock of Reflectone not already owned by them. The consummation of the Merger is subject to certain conditions beyond the control of the Reporting Persons (See Item 6 of this Amendment No. 6). It is not possible at this time to predict if and when the Merger will be consummated.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

                   Reference is made to Item 6 of the Statement as amended by Amendment No. 5 to the Statement, filed February 19, 1997. The text of Item 6 is hereby amended as follows:

                  Reflectone, Holdings and Bar Mergerco, Inc., a Florida corporation and a wholly-owned subsidiary of Holdings ("Mergerco"), have entered into an Agreement and Plan of Merger (the "Merger Agreement") dated as of February 13, 1997 pursuant to which Mergerco would be merged with and into Reflectone with Reflectone as the surviving corporation following the merger (the "Merger"). In connection with the Merger, (i) holders of shares of Common Stock of Reflectone (other than the Reporting Persons and their affiliates) will receive $24.00 per share in cash (the "Merger Consideration") and (ii) shares of Common Stock of Reflectone owned by the Reporting Persons and their affiliates will be canceled without consideration. In connection with the Merger, all outstanding shares of 8% Cumulative Convertible Preferred Stock, $1.00 par value of the Company (all of which are beneficially owned by the Reporting Persons and are convertible into the Conversion Shares), and all outstanding warrants to purchase Common Stock (all of which are beneficially owned by the Reporting Persons and are convertible into the Warrant Shares) will be canceled and holders thereof will not be entitled to receive any consideration for such shares or warrants. In connection with the Merger, holders of options granted under Reflectone's stock options plans will receive the difference between the Merger Consideration and the per share exercise price of such option to the extent such difference is a positive number.

                  Pursuant to the terms of the Merger Agreement, consummation of the Merger is subject to the satisfaction of certain conditions, including but not limited to, (i) the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the shares of the Common Stock and by the affirmative vote of the holders of a majority of the shares of Common Stock (other than those owned by the Reporting Persons or any of their affiliates); and (ii) the receipt of certain regulatory approvals. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (as defined in the Merger Agreement), whether before or after approval of the matters in connection with the Merger by the shareholders of Reflectone or Mergerco if, among other reasons set forth in the Merger Agreement, (i) shareholder approval is not obtained; (ii) all of the parties to the Merger Agreement mutually agree to terminate the Merger Agreement; or (iii) the Merger is not consummated on or before July 31, 1997.

                  The full text of the Merger Agreement has been filed as
Exhibit 1 to this Amendment No. 6 to the Statement and the foregoing discussion is qualified in its entirety by reference to such Exhibit.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Agreement and Plan of Merger dated as of February 13, 1997 among Reflectone, Holdings and Bar Mergerco, Inc., a Florida corporation.

                  2. Joint Filing Agreement between Parent and Holdings in relation to the filing of Amendment No. 6.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    February 24, 1997     BRITISH AEROSPACE PUBLIC
                                LIMITED COMPANY



                                By: /S/ DAVID S. PARKES
                                Name: David S. Parkes
                                Title:   Assistant Secretary


Dated:   February 24, 1997      BRITISH AEROSPACE
                                HOLDINGS, INC.


                                By: /S/ CHARLES E. GABA
                                Name: Charles E. Gaba
                                Title: Vice President, General
                                             Counsel and Secretary

                                INDEX TO EXHIBITS


                                                                    SEQUENTIALLY
EXHIBIT                                                                NUMBERED
NUMBER                              EXHIBIT                              PAGE
-------                             -------                         ------------

1.                Agreement and Plan of Merger dated as of
                  February 13, 1997 among Reflectone, Holdings
                  and Bar Mergerco, Inc., a Florida corporation.          9

2.                Joint Filing Agreement between Parent and
                  Holdings in relation to the filing of Amendment
                  No. 6.                                                  42